Exhibit 99.2

Pacific Drilling Announces Preliminary Second Quarter Results

LUXEMBOURG (July 5, 2017) — Pacific Drilling S.A. (NYSE: PACD) (together with its subsidiaries, the “Company”) announces the following preliminary results for the second quarter 2017, in connection with the consent solicitation announced today. These results have not been reviewed by its independent auditors. Contract drilling revenue for the second quarter 2017 is expected to be in the range of $66.0 million to $68.0 million, compared to first quarter 2017 contract drilling revenue of $105.5 million. The decrease in revenues resulted primarily from the Pacific Santa Ana being offhire throughout the second quarter 2017, compared to the first quarter 2017, in which it earned revenue until completing its contract on January 31, 2017.

The Company expects a net loss for the second quarter 2017 in the range of $130.0 million to $140.0 million, compared to a net loss for the first quarter 2017 of $99.8 million and net income of $8.2 million for the second quarter 2016.

The Company’s cash balance, including $8.5 million in restricted cash, totaled $416.6 million as of June 30, 2017, and its aggregate outstanding principal amount of indebtedness was $3.0 billion (after accounting for the impact of group consolidation).

The Company expects to release its second quarter 2017 results in the first half of August and will not be holding an earnings conference call this quarter.

The foregoing financial results are estimates as of the date hereof of the Company’s current expectations and are subject to change. Readers are cautioned not to place undue reliance on these preliminary results as they are estimates as of the date hereof only.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, floating rig drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including its current Fleet Status, please visit www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information contained in this press release constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “believe,” “estimate,” “expect,” “forecast,” “ability to,” “plan,” “potential,” “projected,” “target,” “would,” or other similar words, which are generally not historical in nature.

Forward-looking statements express current expectations or forecasts of possible future results or events, including future financial and operational performance; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; business strategies and plans and objectives of management; estimated duration of client contracts; backlog; ability to repay indebtedness; expectations regarding potential future covenant defaults on long-term indebtedness; expected capital expenditures and projected costs and savings; and the expected results for the second quarter 2017.

Although the Company believes that the assumptions and expectations reflected in their forward-looking statements are reasonable and made in good faith, these statements are not guarantees and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s control.

Important factors that could cause actual results to differ materially from expectations include: the global oil and gas market and its impact on demand for services; the offshore drilling market, including reduced capital expenditures by clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with the Company’s fleet; costs related to stacking of rigs; the Company’s ability to enter into and negotiate favorable terms for new drilling contracts or extensions; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of market changes or other reasons; the Company’s substantial level of indebtedness; the Company’s ability to obtain waivers or amendments to its maximum leverage ratio covenant at the end of the third quarter of 2017 if necessary, or with respect to other potential future debt covenant defaults; the Company’s ability to continue as a going concern and any potential bankruptcy proceeding;

the Company’s ability to repay debt and adequacy of and access to sources of liquidity; and the other risk factors described in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.

The Company does not undertake any obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	John Boots Pacific Drilling +352 26 84 57 81 Investor@pacificdrilling.com